SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

Avis Budget Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

053774105
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

(Page 1 of 5 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 053774105	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Fir Tree Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 8,581,509 shares of Common Stock (as defined below) (including 2,400,000 shares of Common Stock issuable upon exercise of call options)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,581,509 shares of Common Stock (including 2,400,000 shares of Common Stock issuable upon exercise of call options)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,581,509 shares of Common Stock (including 2,400,000 shares of Common Stock issuable upon exercise of call options)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6%
12	TYPE OF REPORTING PERSON IA, CO

CUSIP No. 053774105	13G	Page 3 of 5 Pages

Item 1(a).	NAME OF ISSUER
Avis Budget Group, Inc. (the “Issuer”)

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
6 Sylvan Way
Parsippany, NJ 07054

Item 2(a).	NAME OF PERSON FILING
This Schedule 13G is being filed on behalf of Fir Tree Inc., a New York corporation (“Fir Tree”), relating to Common Stock, $0.01 par value (the “Common Stock”), issued by Issuer, purchased by certain private-pooled investment vehicles for which Fir Tree serves as the investment manager (the “Funds”).

Fir Tree is the investment manager of the Funds, and has been granted investment discretion over portfolio investments, including the Common Stock held by the Funds.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
The address of the principal business office of Fir Tree is:
Fir Tree Inc. 505 Fifth Avenue 23rd Floor New York, New York 10017

Item 2(c).	CITIZENSHIP
Fir Tree is a New York corporation.

Item 2(d).	TITLE OF CLASS OF SECURITIES
Common Stock, par value $0.01 per share

Item 2(e).	CUSIP NUMBER
053774105

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

CUSIP No. 053774105	13G	Page 4 of 5 Pages

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:______________________________________

Item 4.	OWNERSHIP

The percentage set forth in this Schedule 13G is calculated based on 100,306,123 shares of Common Stock issued and outstanding as of October 30, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed as of November 3, 2015.

The information required by Items 4(a) - (c) is set forth in Rows 5-11 of the cover page hereto for the Reporting Person and is incorporated herein by reference for the Reporting Person.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

See Item 2. Fir Tree Value Master Fund L.P., a Fund that is a Cayman Islands exempted company, has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, more than 5 percent of the Common Stock.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 053774105	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 16, 2016

FIR TREE INC.

/s/ James Walker
Name:	James Walker
Title:	Managing Director